Exhibit 99.58

To the Securities Regulatory Authorities:

Re:      MIDAS GOLD CORP.
            Annual General Meeting of Shareholders held on May 14, 2020

REPORT OF VOTING RESULTS OF MIDAS GOLD CORP.

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting (the "Meeting") of shareholders (the "Shareholders") of Midas Gold Corp. (the "Company") held on May 14, 2020. At the Meeting, Shareholders were asked to consider certain matters, as set out in the Company’s Management Information Proxy Circular dated March 30, 2020 (the "Information Circular").

A total of 166,465,322 shares were voted online and by proxy at the Meeting, although not all shares were voted in respect of certain matters at the Meeting. The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1:	Number of Directors

By a vote by way of online polling, the ordinary resolution to fix the number of directors at eight (8) was passed. Voting results on this matter were as follows:

	Total Votes	Percentage of Votes
Votes For	130,721,204	99.65%
Votes Against	452,636	0.35%
Total Votes Cast	131,173,840	100.00%

Item 2:	Election of Directors

By a vote by way of online polling, the ordinary resolution to elect each of the nominees listed in the Information Circular as directors until the next annual general meeting was passed. Voting results for the individual directors were as follows:

Name of Nominee	Votes For	Votes Withheld	Total Votes*	Percentage of Votes For*	Percentage of Votes Withheld*
Keith Allred	130,615,465	558,375	131,173,840	99.57%	0.43%
Jaimie Donovan	130,585,120	588,720	131,173,840	99.55%	0.45%
Brad Doores	130,597,075	576,765	131,173,840	99.56%	0.44%
Jon Goode	130,612,829	561,011	131,173,840	99.57%	0.43%
Marcelo Kim	130,627,491	546,349	131,173,840	99.58%	0.42%
Peter Nixon	130,635,475	538,365	131,173,840	99.59%	0.41%
Stephen Quin	130,710,605	463,235	131,173,840	99.65%	0.35%
Javier Schiffrin	130,576,156	597,684	131,173,840	99.54%	0.46%

* Not all shares were voted in respect of all resolutions therefore the combined number of shares voted for or withheld (and corresponding percentages) may not add up to the total shares represented at the Meeting.

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Item 3:	Appointment of Auditors

By a vote by way of online polling, the ordinary resolution to re-appoint Deloitte LLP, Chartered Accountants, as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors was passed. Voting results on this matter were as follows:

	Total Votes*	Percentage of Votes
Votes in Favour	165,423,806	99.37%
Votes Withheld	1,041,516	0.63%
Total Votes Cast	166,465,322	100.00%

* Not all shares were voted in respect of all resolutions therefore the combined number of shares voted for or withheld (and corresponding percentages) may not add up to the total shares represented at the Meeting.

Item 4:	Approval of Stock Option Plan

By a vote by way of online polling, the ordinary resolution to approve and renew the Company’s Evergreen Stock Option Plan. Voting results on this matter were as follows:

	Total Votes*	Percentage of Votes
Votes in Favour	126,469,868	96.41%
Votes Against	4,703,972	3.59%
Total Votes Cast	131,173,840	100.00%

* Not all shares were voted in respect of all resolutions therefore the combined number of shares voted for or withheld (and corresponding percentages) may not add up to the total shares represented at the Meeting.

Other Business

There was no other business at the Meeting.

DATED at Vancouver, British Columbia this 14th day of May, 2020.

MIDAS GOLD CORP.

By:	/s/ Liz Monger
Liz Monger
Corporate Secretary

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